[redacted]

X-17-A-5

SECUR 13025937 SSION

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SEC Mail Processing Section

APR 04 2013

Washington DC 401

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-~~48790~~ 41088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

The Transportation Group (Securities) Limited.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Madison Avenue, Suite 1504
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph J. Steuert (212) 319-0323
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates
(Name - if individual, state last, first, middle name)

11 Broadway, Suite 1000 (Address) New York (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

[redacted]

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

CD 10/22/13

The Transportation Group (Securities) Limited

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2012

The Transportation Group (Securities) Limited

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Transportation Group (Securities) Limited
Table of Contents
December 31, 2012

YSL & Associates LLC

Certified Public Accountants

11 Broadway, Suite 1000
New York, NY 10004
Tel: (212) 232-0122
Fax: (212) 232-0123

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
The Transportation Group (Securities) Limited

We have audited the accompanying statement of financial condition of The Transportation Group (Securities) Limited (the "Company") as of December 31, 2012, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Transportation Group (Securities) Limited as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information in Schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

YSL & Associates LLC

New York, NY
March 28, 2013

The Transportation Group (Securities) Limited

Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 8,002
Accounts receivable	11,107
Receivable from affiliate	56,976
Total assets	$ 76,085
Liabilities and Shareholder's Equity	
Accrued expenses	$ 752
Shareholder's equity	
Common stock, $2.00 par value per share; 100 shares authorized, 2 shares issued and outstanding	$ 4
Additional paid-in capital	286,714
Accumulated deficit	(211,385)
Total shareholder's equity	$ 75,333
Total liabilities and shareholder's equity	$ 76,085

The accompanying notes are an integral part of these financial statements.

The Transportation Group (Securities) Limited

Statement of Operations
Year Ended December 31, 2012

Revenues	
Fee income	$ 1,021,266
Interest income	1
Total revenues	1,021,267
Expenses	
Management fee	1,023,054
Other expenses	1,813
Total expenses	1,024,867
Net loss	$ (3,600)

The accompanying notes are an integral part of these financial statements.

The Transportation Group (Securities) Limited

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2012

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated (Deficit)	Total Shareholder's Equity
Balance, January 1, 2012	2	$ 4	$ 286,714	$ (207,785)	$ 78,933
Net loss				(3,600)	$ (3,600)
Balance, December 31, 2012	2	$ 4	$ 286,714	$ (211,385)	$ 75,333

The accompanying notes are an integral part of these financial statements.

The Transportation Group (Securities) Limited

Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities		
Net loss	$	(3,600)
Adjustments to reconcile net loss to net cash used by operating activities		
Decrease in operating assets		
Receivable from parent		3,095
Increase in operating liabilities		
Accounts payable and accrued expenses		376
Net cash used by operating activities		(129)
Cash and cash equivalents		
Beginning of year		8,131
End of year	$	8,002

The accompanying notes are an integral part of these financial statements.

1. **Nature of Operations**

The Transportation Group (Securities) Limited (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

The Company, a Hong Kong corporation, is a wholly-owned subsidiary of The Transportation Group (Capital) Limited ("TTGC" or the "Affiliate"). The Company maintains its place of business in New York City, within the offices of TTGC under the terms of a service agreement (Note 3).

TTGC and its subsidiaries is a boutique investment bank providing investment offerings, investment research and arrangement, and advisory services to the aviation and rail transportation industries, from offices in New York City, London and Hong Kong. TTGC specializes in the arrangement and placement of fixed income, equity and lease financings with a broad range of European, North American and Asian institutional investors, on behalf of aviation and rail clients based around the world.

The Company provides TTGC with such broker-dealer services in the United States of America as TTGC may at any time require including the private placement of debt and equity securities with clients located in the United States of America, in accordance with the federal and state securities laws and rules and regulations.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Revenues from the Company's investment banking services are earned in accordance with the terms of contracts it enters into with its clients. The Company recognizes investment banking fees as revenue when such revenues are earned, as stipulated by the related contract, and are no longer subject to negotiation or refund. Revenues from advisory services are recognized when the Company has substantially completed its work with respect to such transaction.

Income Taxes
The Company files separate federal, state and local income tax returns. The provision for income taxes included in the statement of operations represents minimum New York State and local taxes as required by these jurisdictions. The company has federal and state net operating loss carryforwards of approximately $27,696 as of December 31, 2012, which are available to offset future taxable income, if any, and expire in years beginning in 2012. A full valuation allowance has been established for the Company's net operating loss carryforwards.

2. Summary of Significant Accounting Policies

Income Taxes (continued)

At December 31, 2012, management has determined that the Company has no uncertain tax positions that would require financial statement recognition.

3. Transactions with related parties

Under the terms of a service agreement between TTGC and the Company (the "Agreement") dated January 1, 2009, TTGC is to make available to the Company sufficient office space, other facilities and personnel for the performance of the Company's broker-dealer services provided to TTGC. The Company agrees to pay a management fee to TTGC, equal to 99% of its broker-dealer services revenue, net of any expenses actually paid by the Company, for such office space, facilities and personnel. In accordance with the Agreement, the Company is obligated to pay the management fees to TTGC only upon the collection of the broker-dealer services' revenue. TTGC has indemnified the Company for any liability arising from the performance of its services under the Agreement. The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated independently.

Under the terms of an expense sharing agreement between TTGC and the Company (the "Expense Agreement"), effective January 1, 2007, the Company agreed to pay a monthly fee of $1,000 for Office and Administrative services provided by TTGC.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $7,250 which exceeded the required net capital by approximately $2,250. The ratio of aggregate indebtedness to net capital, at December 31, 2012 was .1 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under section (k)(2)(i) of that rule.

The Transportation Group (Securities) Limited
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

Shareholder's equity	$	75,333
Deductions and/or charges		
Nonallowable assets:		
Accounts receivable		11,107
Receivable from affiliate		56,976
Total deductions		68,083
Net capital	$	7,250
Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	2,250
Aggregate indebtedness	$	752
Ratio of aggregate indebtedness to net capital		0.1 : 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2012.

The Transportation Group (Securities) Limited
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

YSL & Associates LLC

Certified Public Accountants

11 Broadway, Suite 1000
New York, NY 10004
Tel: (212) 232-0122
Fax: (212) 232-0123

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors and Shareholder of
The Transportation Group (Securities) Limited

In planning and performing our audit of the financial statements of The Transportation Group (Securities) Limited (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of

financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

YSL & Associates LLC

New York, NY
March 28, 2013

YSL & Associates LLC

Certified Public Accountants

11 Broadway, Suite 1000
New York, NY 10004
Tel: (212) 232-0122
Fax: (212) 232-0123

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Board of Directors and Shareholder of
The Transportation Group (Securities) Limited

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by The Transportation Group (Securities) Limited. (the "Company"), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report.

Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries, noting no differences;
2. Compared the amounts reported on amended Forms X-17A-5 for the twelve month period from January 1, 2012 through December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the twelve month period from January 1, 2012 through December 31, 2012, noting no differences;
3. Compared any adjustments reported in amended Form SIPC-7 with supporting schedules and working papers, noting no differences and;
4. Proved the arithmetical accuracy of the calculations reflected in amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

YSL & Associates LLC

New York, New York
March 28, 2013

The Transportation Group (Securities) Limited
Schedule of Securities Investor Protection Corporation
Assessments and Payments (Form SIPC-7)
For the Period From January 1, 2012 Through December 31, 2012

SIPC - 7 - General Assessment	$ 308
Less amounts paid:	-
Amount due with Form SIPC-7	$ 308

SIPC Collection Agent: Securities Investor Protection Corporation

AFFIRMATION

I, Joseph J. Steuert, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to The Transportation Group (Securities) Limited for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Joseph J. Steuert
Chief Executive Officer
Title

Notary Public

MANOHARAN MAHADEVA
Notary Public, State of New York
No.
Qualified in Westchester County
Commission Expires August 11, 2015

New York, New York.
April 3 - 2013.